Contact

www.linkedin.com/in/jeremy-osborne (LinkedIn)

Top Skills

Solar Energy
Renewable Energy
Energy Efficiency

Jeremy Osborne

Founder and CEO at Electric Air (YC S23) | installing heat pumps
San Francisco Bay Area

Summary

An experienced engineer and entrepreneur with a passion for clean energy, climate tech, vehicles, heat transfer and system modeling.

Experience

Electric Air
Founder and CEO
June 2023 - Present (1 year 11 months)
San Francisco Bay Area

Electric Air (formally Helios) installs high-quality residential heat pump systems at an affordable price with a painless buying process. We install a heat pump in your home to replace your existing furnace or baseboard heating, saving money and helping the environment.

Helios and Electric Air legally merged in Sept 2023 during our YC batch

Boundary Layer Technologies
6 years 10 months

Founder and Advisor
January 2023 - Present (2 years 4 months)
San Francisco Bay Area

CTO and Founder
July 2018 - January 2023 (4 years 7 months)
San Francisco Bay Area

5B
Head Of Business Development
November 2017 - October 2018 (1 year)
Sydney, Australia

EnergyAE
Founder, Engineering Consultant
May 2014 - December 2017 (3 years 8 months)

SOLEM Consulting
4 years 6 months

Director of Business Development
July 2013 - May 2014 (11 months)

Consulting Project Engineer
December 2009 - April 2014 (4 years 5 months)

UNSW Australia
Renewable Energy Engineer
June 2010 - August 2010 (3 months)

Solar San Antonio
Renewable Energy Engineer
December 2008 - February 2010 (1 year 3 months)

University of New South Wales
Engineering Ambassador
February 2008 - 2009 (1 year)

Dell
Sales Representative
2006 - 2008 (2 years)

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Education

Y Combinator
W19, S23 · (2019 - 2023)

UNSW Australia
Australian School of Business, Company Directors Course · (2010 - 2010)

University of New South Wales
Bachelor of Engineering (B.E.), Renewable Energy · (2006 - 2010)